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                             August 18, 2021

       Iain Mackay
       Chief Financial Officer
       GlaxoSmithKline plc
       980 Great West Road
       Brentford, Middlesex TW8 9GS
       England

                                                        Re: GlaxoSmithKline plc
                                                            Form 20-F for the
fiscal year ended December 31, 2020
                                                            Filed March 12,
2021
                                                            File No. 1-15170

       Dear Mr. Mackay:

              We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the fiscal year December 31, 2020

       Exhibit 15.2 - Annual Report
       Group financial review, page 50
       Financial performance, page 55

   1. We note in the Research and development section on page 60 that you do not quantify actual research and
development expenditure by segment, only Adjusted R&D by
                                                        segment. Given the
materiality of these expenses, please address your consideration for apparently not
continuing to provide this information given, among other things, the requirements of
paragraph 21(b) of IFRS 8.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Iain Mackay
GlaxoSmithKline plc
August 18, 2021
Page 2

       You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 if you
have any questions.



FirstName LastNameIain Mackay                           Sincerely,
Comapany NameGlaxoSmithKline plc
                                                        Division of Corporation
Finance
August 18, 2021 Page 2                                  Office of Life Sciences
FirstName LastName